RACHEL E. BERNIER-GREEN
3862 South Lake Park Avenue, #3N, Chicago, IL 60653
rachel@lainesbakeshop.com
Cell: (708) 207-1566

EDUCATION: **University of Illinois at Urbana Champaign**
Bachelor of Science- Accounting (2009)
Bachelor of Science- Finance (2009)
Master of Science- Tax (2012)

EXPERIENCE: **'Laine's Bake Shop LLC, Chicago, IL**   04/13- Present
CEO & Founder
- Graduate of the Family Farmed Good Food Business Accelerator at the 1871 incubator in 2016.
- Completed the University of Chicago Polsky Growth Program in Fall 2017.
- Grown company presence to 6 SKUs in 54 Whole Foods stores across 8 states and 10 Chicagoland Starbucks.
- Developed community partner program to catalyze revitalization in urban communities beginning with the southside of Chicago.
- Created infrastructure to support scalability while implementing people focused lean strategies to optimize efficiency.
- Won 2016 Conscious Capitalism Venture Boot Camp pitch competition.
- Founding member of the Artisan Grain Collaborative, selected to pitch for the 2017 Food to Market Challenge.

KPMG US, Chicago, IL   06/11- 07/15
Senior Associate of Tax Resource Management   01/15-07/15
- Served on national steering committee to assist with the development of new technology to improve the workflow with our offshore teams.
- Spearhead several initiatives to improve retention, utilization, and development among tax staff.

Senior Tax Associate   10/14-01/15
- Reviewed partnership compliance related to Private Equity, Investment Management, Trust, and Law Firm clients. Compliance included work papers, various returns (especially Forms 1065, 990-T, and 1042) and state filings.
- Improved state work papers for a top five (globally in dollars committed) Fund of Fund Private Equity client. Added automaton that allowed team to consistently and efficiently prepare and file over 600 state returns.
- Served as KPMG Global Services Champion for the Chicago Financial Services group to improve work efficiency when working with our Indian offices in Kochi and Bangalore. Coordinated video conferences and webinar training sessions with Indian team members for several major clients in our group to increase work product quality.

Tax Associate   06/11-10/14
- Provide tax compliance and consulting services to entities in the alternative investments sector.
- Served as KPMG Global Services Champion. Created a standard process to track compliance and approve resource request forms for our satellite offices in Bangalore and Kochi, India. Achieved 100% compliance for resource request form compliance 3 weeks prior to the national deadline within one year of rolling out new process compared to less than 80% compliance in the prior year.

State Farm Insurance, Chicago Heights, IL   02/10- 04/11
Financial Services Representative
- Assisted clients with prioritizing their financial goals and establishing a plan of action to achieve them. Focused on developing long term client relationships and strictly needs based product recommendations. Lead office representative on investment management and insurance for estate planning.
- Obtained insurance and security licenses and pursued further training related to wealth management.
- Orchestrated the development of improved office functions to increase the level of efficiency in customer service and sales including implementing new training sessions, writing job descriptions to clarify individual responsibilities, creating a performance development system, and implementing new marketing programs which were responsible for 900% growth in financial services sales.

State Farm Insurance, Champaign, IL   10/08- 10/09
Systems Technology Research Intern
- Served on team of liaisons that strengthened communication between business and technology functions at State Farm. Conducted 2 independent consultations for these functions that led to a major strategic change in 2010. Researched and prepared white papers for strategic technology issues that impact State Farm.
- Presented on multiple occasions to over 200 executives and management to demonstrate business case for several new technologies.

EXPERIENCE (CONT.):

PricewaterhouseCoopers LLP, Chicago, IL   05/06- 08/08
Promoted to Financial Management and Analysis Intern   05/08- 08/08
- Performed financial system integration for a mid-size international manufacturing company after the culmination of several merger and acquisitions.

Telecommuting Marketing Advisory Intern   05/06-04/08
- Independently developed a program to automate the processing of requests from the Internal Audit Website using VBA for Excel. Created and led virtual training session for this new program for interns and managers nationwide.
- Responsible for maintenance of the primary Advisory marketing database year- round. Also accountable for the researching and addition of new leads into the database, increased the database by over 5,500 entries.

INTERNATIONAL BUSINESS EXPERIENCE:

LEAD Costa Rica Business Immersion Experience   12/08-01/09
- Attended sessions and participated in a case study on international business at INCAE university. INCAE was founded with technical supervision from Harvard University and private sector Latin American companies to facilitate international minded business leaders.

The Hoeft Technology & Management Program Annual China Business Trip   05/08
- Met with executives and toured facilities in 14 international companies such as Boeing, Monsanto, and Motorola. Exposure to how business is conducted in China from an organization, management, government and engineering perspective.

LEADERSHIP EXPERIENCE:

The Kirkwood Foundation- Lady Elegance Program, Chicago IL   07/17-Present
Board Member
- Coordinate special events and fundraising to achieve mission of exposing underprivileged youth to career opportunities in fields such as law, medicine, engineering, and entrepreneurship.

National Association of Black Accountants, Chicago IL   06/14-12/15
Director of Resource Development
- Developed relationships with corporate sponsors to curate meaningful experiences with NABA members.
- Responsible for securing financial support for Chicago chapter through corporate partnerships.

The Prometheus Institute for Community Development, Chicago, IL   9/07- 12/09
Co- Founder and Executive Director
- Create and implement financial empowerment seminars in underprivileged neighborhoods.
- Develop program for chapters in Chicago and Champaign, Illinois.

The National Black MBA Association, Champaign, IL   9/06- 12/09
Executive Vice President   5/08-12/09
- Initiated the development of a community outreach and mentoring program for local schools.
- Primary contact with outside organizations, formed new partnerships with student organizations and expanded employer network.

Founding President   9/06- 5/08
- Pioneered the first undergraduate chapter of the international organization.
- Led major restructuring of executive board during fall semester of 2007 to achieve greater efficiency.
- Developed a regular series of programs and workshops to give members distinguishing skills and abilities.